

March 8, 2011

David Emery
Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

  Re: Black Hills Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 26, 2010
    File No. 1-31303

Dear Mr. Emery:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        /s/ William H. Thompson

        William Thompson
        Accounting Branch Chief